Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or the “Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 UPDATE ON SALARES NORTE PROJECT AND REVISION TO 2024 GROUP GUIDANCE Revision to Salares Norte Project and Group Guidance As reported in the Company’s Q1 2024 operational update, ramp-up at the Salares Norte Project (“Salares Norte” or “the Project”) has been negatively impacted by the early onset of winter events in Chile which have persisted in recent weeks. These weather events resulted in the freezing of material in the piping of the process plant (“Plant”) causing temporary shutdown of the Plant. These impacts have been greater than planned owing to the early onset and extended duration of winter conditions during the commissioning and ramp-up phase. The Plant has been restarted, however, commissioning and ramp-up during the winter period are expected to continue to be challenging, creating uncertainty on production levels during the winter months. Calendar year 2024 production for the Project is therefore being revised down from the previously indicated gold equivalent ounces range of 220koz – 240koz, to 90koz – 180koz. The bottom end of this range (90koz) is largely independent of weather events until late August 2024 and assumes the following for ramp-up from now until the end of 2024:  No production until the end of the winter period, with testing of sub-systems only, until end of August 2024.  Ramp-up resumes on 1 September 2024.  No significant weather events resulting in multiday stoppages from September 2024 onwards (weather-related downtime is considered in the ramp-up factor).  Circuit C commissioning continues from September 2024 onwards, with this circuit fully operational by mid-October 2024.  Conservative metallurgical recoveries. The top end of the range (180koz) assumes the following for ramp-up from now until the end of 2024:  Ramp-up resumes on 15 June 2024.  No significant weather events that result in multiday stoppages for the rest of 2024 (weather-related downtime is considered in the ramp-up factor)  Circuit C commissioning continues from July 2024 onwards with this circuit fully operational by August 2024.  Conservative metallurgical recoveries. The design criteria of the Plant will be capable of handling such winter weather events at steady state and total Project capital costs remain in line with the guidance at US$1,180m - US$1,200m. Due to the Salares Norte production revision, Gold Fields is revising 2024 group production guidance from 2.33Moz - 2.43Moz to 2.20Moz – 2.30Moz. All-in costs for the group in 2024 are revised from the US$1,600/oz – US$1,650/oz range previously guided to US$1,675/oz – US$1,740/oz while guidance for all-in sustaining costs is revised to US$1,470/oz – US$1,530/oz (compared to the US$1,410/oz – US$1,460/oz range previously guided).

Update on Chinchilla Capture and Relocation Programme On 17 May 2024, Gold Fields advised shareholders that Salares Norte had received an urgent and transitionary measure (“MUT”) from Chile’s Superintendence of Environment (the “SMA”) ordering temporary suspension of the dismantling of Rocky Area No 3 (“R3”) as part of its approved Chinchilla capture and relocation plan. On 5 June 2024, Salares Norte received an updated notice from the SMA extending the suspension of dismantling R3 for a further 120 days. Mining operations and project activities are continuing, and focus remains on ramp-up of the project, respecting the buffer zones established to avoid any potential disturbance to the Chinchilla and complying with all other regulatory requirements established by the authority. As part of the initial MUT issued on 14 May 2024, the SMA requested additional information detailing the monitoring activities undertaken at R3. Salares Norte submitted this information which included endoscopic probe search and night camera recordings. Gold Fields continues to engage with the SMA to progress the Chinchilla capture and relocation programme. In accordance with the approved capture and relocation plan, Gold Fields is not planning to undertake any capture and relocation activities during the winter months at Salares Norte. The Company is committed to the safe capture and relocation of the protected Chinchilla species and Salares Norte continues to work with the SMA and independent environmental experts on all aspects of this programme. Salares Norte remains a high quality asset that will contribute materially to Gold Fields’ cashflows in future years. 13 June 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward- looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.